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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                  Dreams, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    261983100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 October 3, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 261983100

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
          DI Partnership
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions).
          (a)
          (b)  See the response to ITEM 8
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
          Illinois
--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power
Shares                          Zero
Beneficially        ------------------------------------------------------------
Owned by            6.   Shared Voting Power
Each                            Zero
Reporting           ------------------------------------------------------------
Person With         7.   Sole Dispositive Power
                                Zero
                    ------------------------------------------------------------
                    8.   Shared Dispositive Power
                                Zero
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          Zero
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
          Zero.
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
          Owen Randall Rissman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions).
          (a)
          (b)  See the response to ITEM 8
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
          USA
--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power
Shares                          3,103,335
Beneficially        ------------------------------------------------------------
Owned by            6.   Shared Voting Power
Each                            Zero
Reporting           ------------------------------------------------------------
Person With         7.   Sole Dispositive Power
                                3,103,335
                    ------------------------------------------------------------
                    8.  Shared Dispositive Power
                                Zero
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          3,103,335
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
          5.58%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
          Roger Shiffman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions).
     (a)
     (b)  See the response to ITEM 8
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
          USA
--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power
Shares                          1,255,000
Beneficially        ------------------------------------------------------------
Owned by            6.   Shared Voting Power
Each                            Zero
Reporting           ------------------------------------------------------------
Person With         7.   Sole Dispositive Power
                                1,255,000
                    ------------------------------------------------------------
                    8.   Shared Dispositive Power
                                Zero
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          1,255,000
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
          2.26%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
          Owen Randall Rissman 1997 Family Trust
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions).
     (a)
     (b)  See the response to ITEM 8
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
          Illinois
--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power
Shares                          1,551,665*
Beneficially        ------------------------------------------------------------
Owned by            6.   Shared Voting Power
Each                             Zero
Reporting           ------------------------------------------------------------
Person With         7.   Sole Dispositive Power
                                 1,551,665*
                    ------------------------------------------------------------
                    8.   Shared Dispositive Power
                                 Zero
                         *See the NOTE to the response to ITEM 4.
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          1,551,665
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
          2.79%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
          January Associates
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions).
     (a)
     (b)  See the response to ITEM 8
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
          Illinois
--------------------------------------------------------------------------------

Number of           5.   Sole Voting Power
Shares                          190,000*
Beneficially        ------------------------------------------------------------
Owned by            6.   Shared Voting Power
Each                            Zero
Reporting           ------------------------------------------------------------
Person With         7.   Sole Dispositive Power
                                190,000*
                    ------------------------------------------------------------
                    8.   Shared Dispositive Power
                                Zero
                         *See the NOTE to the response to ITEM 4.
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
          190,000
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)
          0.34%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)
          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

ITEM 1.

     (a)  Name of Issuer........................................................Dreams, Inc.

     (b)  Address of Issuer's Principal Executive Offices.......................5009 Hiatus Road
                                                                                Sunrise, FL 33351

ITEM 2.

     (a)  Name of Persons Filing................................................DI Partnership;
                                                                                Owen Randall Rissman;
                                                                                Roger Shiffman;
                                                                                Owen Randall Rissman
                                                                                1997 Family Trust; and
                                                                                January Associates

     (b)  Address of Principal Business Office..................................All filers:
                                                                                c/o Robert Dunn Glick
                                                                                180 North LaSalle Street
                                                                                Suite 2700
                                                                                Chicago, IL 60601

     (c)  Citizenship...........................................................USA for all filers
                                                                                (DI Partnership was organized
                                                                                in Illinois; January Associates
                                                                                was also organized in Illinois;
                                                                                and the situs of the Owen
                                                                                Randall Rissman 1997 Family
                                                                                Trust is in Illinois)

     (d)  Title of Class of Securities..........................................Common Stock, No Par Value

     (e)  CUSIP Number..........................................................261983100

ITEM 3.

     Not Applicable

ITEM 4. OWNERSHIP

     The following information is provided regarding the aggregate number and percentage of the class of securities of the issuer identified in ITEM 1:

     (a)  Amount beneficially owned:

          DI Partnership.......................................Zero
          Owen Randall Rissman.................................3,103,335 shares
          Roger Shiffman.......................................1,255,000 shares
          Owen Randall Rissman
            1997 Family Trust..................................1,551,665 shares
          January Associates...................................190,000 shares

     (b)  Percent of Class:

          DI Partnership.......................................Zero
          Owen Randall Rissman.................................5.58%
          Roger Shiffman.......................................2.26%
          Owen Randall Rissman
            1997 Family Trust..................................2.79%
          January Associates...................................0.34%

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote:

               DI Partnership..................................Zero
               Owen Randall Rissman............................3,103,335 shares
               Roger Shiffman..................................1,255,000 shares
               Owen Randall Rissman
                 1997 Family Trust.............................1,551,665 shares
               January Associates..............................190,000 shares

          (ii) Shared power to vote or to direct the vote:

               DI Partnership..................................Zero
               Owen Randall Rissman............................Zero
               Roger Shiffman..................................Zero
               Owen Randall Rissman
                 1997 Family Trust.............................Zero
               January Associates..............................Zero



          (iii) Sole power to dispose or to direct the disposition:

                DI Partnership.................................Zero
                Owen Randall Rissman...........................3,103,335 shares
                Roger Shiffman.................................1,255,000 shares
                Owen Randall Rissman
                  1997 Family Trust............................1,551,665 shares
                January Associates.............................190,000 shares

          (iv)  Shared power to dispose or to direct the disposition:

                DI Partnership.................................Zero
                Owen Randall Rissman...........................Zero
                Roger Shiffman.................................Zero
                Owen Randall Rissman
                  1997 Family Trust............................Zero
                January Associates.............................Zero

     *NOTE: Although the Owen Randall Rissman 1997 Family Trust and January Associates do not share beneficial ownership of any shares of Common Stock, No Par Value, of the issuer, because Robert Dunn Glick, whose business address is 180 North LaSalle Street, Suite 2700, Chicago, Illinois 60601, is the Trustee of the Owen Randall Rissman 1997 Family Trust and the general partner of January Associates, Mr. Glick has the sole power to vote, and the sole power to dispose of, the shares of Common Stock, No Par Value, of the issuer beneficially owned by each of the Owen Randall Rissman 1997 Family Trust and January Associates. Thus, in the aggregate, Mr. Glick has the sole right to vote, and the sole right to dispose of, a total 1,741,665 shares of Common Stock, No Par Value, of the issuer, which represents an aggregate percent of the class equal to 3.13%.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

     NOTE: This Amendment No. 1 to Schedule 13G is being filed to report that because of the termination of DI Partnership as of the date hereof each of DI Partnership, Roger Shiffman, Owen Randall Rissman 1997 Family Trust and January Associates is the beneficial owner of less than five percent of the Common Stock, No Par Value, of the issuer. However, one former partner of DI Partnership, Owen Randall Rissman, will beneficially own more than five percent of the Common Stock, No Par Value, of the issuer after the termination of DI Partnership and he is, therefore, simultaneously herewith, filing a new Schedule 13G on his own behalf to report his 5.58% interest in said class of securities.

ITEM 6.

     Not applicable.

ITEM 7.

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable. However, please note that the Schedule 13G amended hereby was filed jointly by DI Partnership, an Illinois general partnership, and the persons who were then the general partners of DI Partnership (i.e., Owen Randall Rissman, Roger Shiffman, Owen Randall Rissman 1997 Family Trust and January Associates) for the reason that they shared beneficial ownership of the securities covered by the Schedule 13G, even though the individual partners did not act as a "group" with their partnership for purposes of filing the Schedule 13G. The purpose of this Amendment No. 1 is to report the fact that DI Partnership has been terminated and that the shares of Common Stock, No Par Value, of the issuer formerly owned by and held in the name of DI Partnership have been distributed to the former partners of DI Partnership in accordance with their respective partnership interests, and not to report the termination of a "group" for Schedule 13G reporting purposes.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable. However, please see the response to ITEM 8, immediately above.

ITEM 10. CERTIFICATION

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DI Partnership                            Owen Randall Rissman 1997 Family Trust

By:  January Associates, General Partner  By: /s/ Robert Dunn Glick
                                             ---------------------------
                                              Robert Dunn Glick, Trustee

By:  /s/ Robert Dunn Glick
     ---------------------
     Robert Dunn Glick,
     General Partner


Owen Randall Rissman                      January Associates

By:  /s/ Robert Dunn Glick                By: /s/ Robert Dunn Glick
     ---------------------------              ----------------------------
     Robert Dunn Glick, pursuant              Robert Dunn Glick, General Partner
     to a Power of Attorney
     dated October 23, 2000


Roger Shiffman

By:  /s/ Robert Dunn Glick
     ---------------------------
     Robert Dunn Glick, pursuant
     to a Power of Attorney
     dated October 23, 2000

                                  EXHIBIT INDEX


Index No.              Description
---------              -----------
    1               Joint Filing Agreement

    2               Power of Attorney